Fernando A. González CEMEX CEO Salesforce Tower, USA Exhibit 1

2018

was a year of solid achievements

- Attained record **Health & Safety results**
- Launched **A Stronger CEMEX** to accelerate deleveraging and increase shareholder return
- Achieved **top-line growth[1] of 6%** with higher volumes and prices in core products
- Generated **~$1B of Free Cash Flow[2]** used to reduce **Total Debt[3]** by ~8%
- Proposed $150 M **cash dividend** and purchased **$75 M** under share buyback program
- Enhanced **management team** and **corporate governance**
- CEMEX Go **full implementation**

1) On a like-to-like basis 2) After maintenance CapEx 3) Including perpetuals

CEMEX DAY 2019

Resilient EBITDA generation despite headwinds… Var cost & distr. Fixed cost & other EBITDA variation ($ M) Volume +1% Price 18.9% EBITDA Margin 17.8% -1.1pp

…while generating ~$1B in FCF1 in each of last 3 years 1) After maintenance CapEx

399 881 1,685 1,290 918 2014 2015 2016 2017 2018 Free Cash Flow1 ($ M) reduction in annual net financial expense since 2013 ~$770 M 2018 FCF conversion2 36% Change in working capital FCF1 excluding change in working capital 1) After maintenance CapEx 2) Conversion of EBITDA into free cash flow after maintenance CapEx -89 2013

Contributing to our success since 2013 Generated $5.2 B of Free Cash Flow1 Asset sales of ~$3.6 B at mid-teen multiples Unlocked $1.1 B in working capital investment Reduced $7.1B of Total Debt2 or ~40% decline Operating expenses3 as percentage of sales declined 1.3pp Improved operating efficiency by 3.7 M tons of cement Delevered from 5.49x to 3.84x Improved our credit rating to BB, two notches from investment grade 1) After maintenance CapEx 2) Including perpetuals 3) Excluding distribution, depreciation and amortization

Slowing global growth Shift toward dovish monetary policies Cautious business sentiment Higher market volatility Reduced energy headwinds Strong labor markets and resilient consumer confidence Positive outlook for infrastructure spending in most markets Higher uncertainty and moderating global growth in 2019

Slowing global growth Shift toward dovish monetary policies Cautious business sentiment Higher market volatility Reduced energy headwinds Strong labor markets and resilient consumer confidence Positive outlook for infrastructure spending in most markets Balanced by key demand drivers

We are constructive on 2019 Expecting consolidated volume growth across all products on back of stronger infrastructure spending in most markets Positive pricing outlook due to demand dynamics and need to recover input cost inflation $230 M of cost initiatives of which $170 M expected to be realized in 2019 Energy headwinds to moderate Measurable gains from commercial strategies powered by CEMEX Go

And we expect markets to grow over next 4 years Philippines Strong growth (>6%) Solid growth (4% to 6%) Moderate growth (2% to 4%) Limited growth (1% to 2%) Stagnation (<1%) R 2018 Pricing (LC) Demand growth (2019-2022) Egypt UAE Israel

A Stronger CEMEX keeps us on track toward investment grade…

A Stronger CEMEX initiatives and targets refer to the July 2018 – December 2020 period. Accelerate Deleveraging Achieve <3x leverage & reduce Total Debt by $3.5 B by 2020 Return Capital to Shareholders $150 M dividends plus opportunistic share repurchases Growth and Capital Recycling Organic growth, divestments, and M&A Operational Initiatives $230 M cost savings program Portfolio Optimization $1.5 to 2.0 B asset sales

…and our medium-term financial targets

1) Consolidated funded debt/EBITDA 2) Conversion of EBITDA into free cash flow after maintenance CapEx 3) ROCE = Net Operating Profit After Tax/Net Assets Leverage ratio 1 ROCE 3 <3.0x FCF conversion 2 >50% EBITDA margin >10% >20% Financial targets

A superior customer experience enabled by digital technologies is well on its way

Customer Centricity

Implementing a digital transformation that is an industry first For all our products For all our segments Device agnostic Available 24/7 End-to-end platform

Fully implemented in all geographies Mexico & USA SCA&C Europe AME&A

Mexico & USA SCA&C Europe 90%+ targeted customers Fully implemented in all geographies AME&A

Mexico & USA SCA&C Europe 45%+ of orders 90%+ targeted customers Fully implemented in all geographies AME&A

Customer feedback Employee experience Emerging technologies Systems integration Benchmark market solutions Will continue transforming our industry

Realigned management to reflect strategic priorities CEO Fernando A. González Europe Sergio Menendez Supply Chain Jaime Elizondo USA Ignacio Madridejos Commercial Dev. Juan Romero SCA&C Jaime Muguiro Sustainability & Ops. Dev. Jesús González AMEA Joaquín Estrada Mexico Ricardo Naya IR, CC & PA Maher Al-Haffar Corp. Affairs & ERM Mauricio Doehner CFO José A. González Digital & Org. Dev. Luis Hernández Planning & Bus. Dev. Juan Pablo San Agustín New assignments/appointments

Remain committed to continually improving Environmental, Social and Governance practices Environmental Social Governance

We are making important contributions to a sustainable environment 1) Vs. 1990 baseline 13 M T of waste used as fuels and raw materials 7.9 M T of avoided CO2 emissions1 27% Alternative fuels utilization 26% Power from renewable sources -6pp Reduction in clinker factor1 1.4 M Emissions generated by electricity consumption 50 M Waste produced in a year Equivalent to:

Health & Safety Employee experience Communities Pursuing the well-being of our stakeholders

First year ever with zero employee fatalities Industry leader in employee LTI frequency rate of 0.5 96% of operations were injury-free Health & Safety Employee experience Communities LTI frequency rate: Lost time injuries per millions hours worked Pursuing the well-being of our stakeholders

Pursuing the well-being of our stakeholders 79% recommend CEMEX as a good place to work 89% recommend CEMEX products and services to family and friends Health & Safety Communities Employee experience

Pursuing the well-being of our stakeholders 16 M+ people positively impacted by social initiatives 100% of our cement plants have community engagement plans Health & Safety Employee experience Communities

Strengthening corporate governance 1) Subject to shareholder approval at Ordinary General Shareholders´ Meeting to be held on March 28, 2019 Separation of Chairman and CEO roles in 2014 60% of current Board members joined in last 4 years1 Reduced average tenure to 11, from 18 years in 20141 Improved Board diversity1 Improved content of proxy materials and disclosure process

What to expect from us Continue to improve Health & Safety performance Continue to implement A Stronger CEMEX Deliver solid top-line growth with pricing in excess of input costs Sustain FCF of ~$1 B per year supporting deleveraging path to reach < 3.0x target Provide a superior customer experience enabled by digital technologies Strengthen Environmental, Social and Governance practices